UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of       December, 2003

Commission File Number    0-29586

(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No       ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐       No                            ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNortth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: December 2, 2003                     By: ____"Sandra J. Hall"____ ______
                   Sandra J. Hall,
              President, Secretary & Director

2 Adelaide Street West, Suite 301
Toronto, Canada
M5H 1L6

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of ENERNORTH INDUSTRIES INC. (the " Corporation ") for use at the Annual and Special Meeting of Shareholders of the Corporation (the " Meeting ") to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the " Notice "). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by officers, directors, or regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

The persons named in the enclosed form of proxy are directors or officers of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the Form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

There are two ways you can vote your shares held by your Intermediary. For your shares to be voted for you please follow the voting instructions provided by your Intermediary. Since the Company has limited access to the names of its non-registered shareholders, if you attend the Meeting the Company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or Form of Proxy to appoint yourself as proxyholder and return same in the envelope provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the Form of Proxy or Voting Instruction Form is to be delivered.

All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted for each of the matters identified in the Notice and described in this Circular . The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the time of the printing of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares (the " Common Shares ") and an unlimited number of Class A Preferred Shares issuable in series. An aggregate of 4,059,009 Common Shares and Nil Class A Preferred Shares were issued and outstanding as of the close of business on November 13, 2003. Each Common Share entitles the holder thereof to one (1) vote at all meetings of shareholders.

All shareholders of record at the close of business on November 13, 2003 are entitled either to attend and vote at the Meeting in person the shares held by them, or provided a completed and executed proxy shall have been delivered to the Corporation, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any Common Shares after November 13, 2003 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

As at November 13, 2003, to the knowledge of the directors and senior officers of the Corporation, no persons or companies, beneficially own, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the issued and outstanding voting shares of the Corporation.
PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The shareholders are being asked to elect five (5) directors at this Meeting. The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. The management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of business on the day of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the articles of the Corporation.

The following are the names of management's nominees for election as directors of the Corporation together with their positions held with the Corporation, municipalities of residence, principal occupations for the past five years, and the number of shares beneficially owned or over which control or direction is exercised:

Name, Address And Position (1)	Principal Occupation	Date Elected Director	Shares Held (2)

James C. Cassina Chairman and Director Toronto, Ontario	Chairman and Director of EnerNorth Industries Inc. Previously President and Chief Executive Officer of EnerNorth Industries Inc.	September 19, 1996	91,164 (4)

Sandra J. Hall President, Secretary and Director Ajax, Ontario	President, Secretary and Director of EnerNorth Industries Inc. Previously Vice-President Corporate Affairs of EnerNorth Industries Inc.	December 29, 1997	Nil

Ramesh K. Naroola (3) Director New Delhi, India	Self Employed Consultant in India Banking and Labour Law	October 1, 1999	Nil

Ian S. Davey (3) Director Toronto, Ontario	President of China One Communications	December 29, 1997	Nil

Milton Klyman (3) Director Toronto, Ontario	Self Employed Financial Consultant	April 3, 2001	Nil

Shareholders are urged to elect Management's nominees as directors.
Notes:

  Each of the persons proposed to be nominated as a director of the Corporation, has been elected to their present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular, which stated his principal occupation during the five years prior to the date of such circular.
  Information as to shares beneficially owned directly or indirectly by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.
  Member of the Audit Committee.
  Mr. Cassina beneficially owns 60,417 shares through Core Financial Enterprises Inc., a private Ontario corporation. Mr. Cassina is the sole director, officer and controlling shareholder of Core Financial Enterprises Inc. Mr. Cassina also holds 30,747 shares of the Corporation directly.

APPOINTMENT OF THE AUDITOR

Unless authority to vote is withheld, persons named in the accompanying form of proxy intend to vote for the reappointment of BDO Dunwoody LLP, Chartered Accountants of Toronto, Ontario as the auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix the remuneration of the auditor.

ADVANCE APPROVAL OF ISSUANCE OF COMMON SHARES

Management of the Corporation is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Corporation and to enhance future growth. In order to find a suitable acquisition and or to provide working capital, the Corporation may be required to raise additional capital by way of one or more private placements with or without combined possible debt financing.

The Corporation will be seeking at the Meeting advance shareholder approval for share issuances by the Corporation, pursuant to one or more private placements. The Corporation proposes that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Shares issued and outstanding at the date of this Circular, being 4,059,009 Common Shares

Any private placement proceeded with by the Corporation under the advance approval may be subject to regulatory and exchange approval and to the following additional restrictions:

(a)    It must be completed within a twelve month period following the date the shareholder approval is given; and

(b)    It must comply with applicable regulatory and exchange requirements and relevant private placement pricing rules.

The Board of Directors of the Corporation do not necessarily intend to authorize the issuance of the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if the directors consider the terms reasonable in the circumstances and if the directors consider that the funds are required to maintain or expand the Corporation’s operations.

Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of an ordinary resolution, the issuance by the Corporation during the twelve months following the Meeting, pursuant to one or more private placements, of a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, currently being 4,059,009 Common Shares, at such price or prices and on such terms as the Board of Directors of the Corporation considers appropriate, subject to the restrictions referred to above.
The resolution shareholders will be asked to approve is attached to this Circular as Exhibit "1". To be approved, the resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed proxy will vote FOR the resolution.

CORPORATE GOVERNANCE

Mission of the Board of Directors

The mission of the Board of Directors of the Corporation is to be a strategic asset of the organization measured by the contributions the directors make – individually and collectively – to the long-term success of the Corporation.

Composition of the Board

At the Meeting, shareholders will be asked to elect five directors for the ensuing year. Of the five nominees proposed for election as directors, three will be "unrelated directors" as they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". The "unrelated directors" proposed for elections are Messrs. Davey, Klyman and Naroola. It is the Corporation’s practice to attempt to maintain a diversity of personal experience among its directors.

Committees of the Board

The Corporation’s Board of Directors’ mandate is formalized in a written charter. The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee and Corporate Governance Committee

Members of the Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the audit committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Its primary duties and responsibilities are to serve as an independent and objective party to monitor the Corporation’s financial reporting process and control systems, review and appraise the audit activities of the Corporation’s independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.

Members of the Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs. Cassina, Naroola and Davey. The Committee is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of various other committees of the Board and the senior officers of the Corporation. For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, management and employees to ensure the Corporation’s compensation programs are competitive, ensuring that the Corporation can attract, motivate and retain high calibre individuals.

Members of the Corporate Governance Committee

The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the Board are Messrs. Cassina, Naroola and Davey. The Committee’s duties and responsibilities include, but are not limited to, reviewing periodically the criteria regarding the composition of the board of directors and committees of the board of directors; assessing and providing recommendations on the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors; supervising the Corporation’s securities compliance procedures; ensuring that an appropriate selection process for new nominees is in place; and dealing with succession planning issues relating to senior management.

Corporate Filings

The Corporation’s public filings can be accessed and viewed through the Corporation’s website www.enernorth.com under the heading "Investor Relations" and by clicking on "Corporate Filings". A link to the Canadian Securities Commission can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com , and the United States Securities Commission through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov . Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca .

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for the periods indicated, information concerning compensation earned expressed in Canadian dollars, unless otherwise specified during such periods by the Corporation’s Chief Executive Officer and the Corporation’s other most highly compensated executive officers on June 30, 2003 (collectively the "Named Executive Officers").

For the purpose of disclosure herein of Executive Compensation, the following table is presented in accordance with Form 40 made under the Securities Act (Ontario).

Notes:

  This figure represents employer contributions to Registered Retirement Savings Plans made by the Corporation and/or its subsidiaries.
  Mr. Cassina’s three-year employment contract expired under its own terms on June 30, 2002. Effective July 1, 2002, Mr. Cassina was appointed Chairman of the Board of Directors.
  Effective July 1, 2002, Ms. Hall was appointed President to fill the vacancy left by Mr. Cassina.
  During the fiscal year 2003, the Corporation cancelled 40,000 options granted to Mr. Cassina; 27,167 options granted to Ms. Hall; 6,667 options granted to Mr. Naroola; 1,667 options granted to Mr. Klyman; 833 options granted to Mr. Davey; 8,333 options granted to Mr. Hargreaves; 3,333 options granted to Mr. Brake and 3,333 options granted to Mr. Myers, all exercisable at $18.90. During the fiscal year 2001, the Corporation cancelled 15,625 options granted to Mr. Cassina exercisable at $14.00; 12,500 options granted to Mr. Brake exercisable at $20.00; 2,500 and 3,125 options granted to Mr. Hargreaves exercisable at $12.00 and $20.00; and 3,750 options granted to Ms. Hall exercisable at $20.00. 2,500 options granted to Ms. Hall expired February 15, 2001 exercisable at $12.00.
  During the fiscal year 2003, the Company accrued a consulting fee to a corporation of which Mr. Cassina is a controlling shareholder and director.
  Includes amounts for car allowance, professional dues and memberships.

Compensation of Directors

There was no compensation paid by the Corporation to the directors for their services in their capacity as directors or any compensation paid to committee members during the financial year ended June 30, 2003.
On September 1, 2003, the Company and Mr. Naroola, a director of the Company entered into a nine-month consulting arrangement under which Mr. Naroola receives a monthly consulting fee of US $5,000 for services rendered to the Company. As Mr. Naroola’s agreement ends prior to the next fiscal year end of June 30,2004, he is considered independent for purposes of his participation in the Audit Committee for the audited financial statements for the year ended June 30, 2004.

Effective June 30, 2003, the Company awarded CDN $90,000 as compensation for services rendered during the year on behalf of the Company to a corporation of which Mr. Cassina is a director and a controlling shareholder.

Report on Executive Compensation

Executive Compensation Program . The Corporation's executive compensation program is designed to attract and retain qualified executives who can ensure the current and long-term success of the Corporation. Compensation for executive officers is currently comprised of the following elements - an annual salary, the grant of stock options from time to time, pension and medical benefits and auto allowances.

Salary . The Committee's policy objectives are to pay salaries to the Corporation's executives that are competitive with those paid by companies comparable to the Corporation in the industry.

Stock Options . The Corporation has an Option Plan pursuant to which directors, officers and employees of the Corporation and other persons who provide management or consulting services to the Corporation are eligible to be granted by the Board of Directors or the Compensation Committee of the Board of Directors, an option to acquire common shares of the Corporation.

The Option Plan provides eligible persons with an opportunity to participate in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. Options are granted in recognition of individual services, and to encourage participants to increase their efforts to make the Corporation more successful. Upon exercise of an option, the shares thereby purchased must be paid for in full. The Corporation does not provide financial assistance in connection with the exercise of options.

Long-Term Incentive Plan Awards

Currently, the Corporation does not have a long-term incentive plan.

Options/SAR Grants

There were no options granted during the financial year ended June 30, 2003 to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values
During the fiscal year ended June 30, 2003, no executive officers or directors exercised options for Common Stock of the Company.

Stock Option Repricings

The Corporation did not during the financial year ended June 30, 2003 re-price downward any stock options.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

As of the financial year ended June 30, 2003, the Company has an employment contract with its Chief Financial Officer, Mr. Scott Hargreaves. Entered into in February 1999, the agreement provides for annual compensation of CDN $100,000 and potential bonuses and stock option grants based on performance (in accordance with the Company's grants to other officers and the Company's performance). The agreement is renewable upon the agreement of both parties.

There is no compensatory plan or arrangement with respect to an Executive Officer which results or will result from the resignation, retirement or any other termination of employment of an Executive Officer’s employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in an Executive Officer’s responsibilities following change of control.

The above graph compares the five year cumulative shareholder return for CDN $100.00 invested in the Corporation on June 30, 1999 with the cumulative total return of the S&P/TSX Component Index since that date.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the year ended June 30, 2003, no director or senior officer was indebted to the Corporation, nor has any associate or affiliate of any director or senior officer of the Corporation been indebted to the Corporation or any of its subsidiaries, other than as disclosed below. As at November 21, 2003, employees, officers and directors owe the Corporation an aggregate of $6,814.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Financial Year ended June 30, 2003 ($)	Amount Outstanding as at November 21, 2003 ($)	Financially Assisted Securities Purchases During Financial Year ended June 30, 2003 (#)	Security for Indebtedness

David Myers	Vice-President, M&M Engineering Limited and M&M Engineering Offshore Limited	7,490	6,814	N/A	N/A

Tom Warren	Secretary of M&M Engineering Limited and M&M Engineering Offshore Limited	833	Nil	N/A	N/A

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Corporation has an interest in a material transaction with the Corporation since the beginning of the Corporation’s last financial year or in any proposed transaction with the Corporation other than described under Executive Compensation.

GENERAL

Except as otherwise indicated, information contained herein is given as of November 21, 2003. Management knows of no other matters to come before the Meeting, however, if any other matters which are not now known to Management should come properly before the Meeting, the proxy will be voted on such matters in accordance with the best knowledge of the person voting it.

DIRECTORS APPROVAL

The contents and the sending of this Circular to shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED at Toronto, Ontario this 21 st day of November 2003.

BY ORDER OF THE BOARD

"SANDRA J. HALL"
President and Secretary

EXHIBIT " 1"

RESOLUTION RE PRIVATE PLACEMENTS

BE IT RESOLVED AS A RESOLUTION THAT:

1.    EnerNorth Industries Inc. (the " Corporation ") be and is hereby authorized to issue during the twelve months following the Meeting (as defined below), pursuant to one or more private placements, a maximum of 4,059,009 Common Shares at such price or prices and on such terms as the board of directors of the Corporation considers appropriate, subject to the restrictions described in the management information circular of the Corporation dated November 21 st , 2003 distributed in connection with the annual and special meeting of shareholders of the Corporation held on December 30, 2003 (the " Meeting ").

2.    The directors of the Corporation are hereby authorized, in their discretion, to revoke this resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.